FORM U-6B-2
                      CERTIFICATE OF NOTIFICATION
      under the Public Utility Holding Company Act of 1935 ("Act")

     The Cincinnati Gas & Electric Company ("CG&E"), an Ohio corporation and gas and electric utility subsidiary of Cinergy Corp., a registered holding company under the Act, hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of the Act as further described below:

1.   Type of security:  Liquid Asset Notes with Coupon Exchange (the
"LANCEs").

2.   Issue, renewal or guaranty:  Issuance.

3.   Principal amount:  $100,000,000.

4. Annual rate of interest: Initially, from and including October 1, 1997 to but excluding October 1, 1999, the LANCEs bear interest at a floating rate, payable semi-annually in arrears, equal to the London interbank offered rate for three-month U.S. dollar deposits (determined and compounded quarterly) plus 0.1025% (the "Floating Rate"). Thereafter until maturity, the LANCEs bear interest at a fixed rate, payable semi-annually in arrears, at 6.50%, provided that on any interest payment date between October 1, 1999 and October 1, 2002, holders of not less than two-thirds of the outstanding aggregate principal amount of the LANCEs may elect to convert from such fixed rate to the Floating Rate in respect of all payments of interest due and payable on the LANCEs thereafter.

5.   Date of issue:  October 9, 1997.

6. Date of maturity: October 1, 2007, subject to CG&E's right to redeem the LANCEs, in whole but not in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount (or, if greater, the present value of the remaining payments discounted at a specified factor), interest accrued to the date of redemption, and the payment of certain additional amounts.

7.   Name of initial purchaser of the LANCEs:  Salomon Brothers Inc.

8.   Collateral:  None.

9.   Net proceeds to CG&E:  $100,786,069.

10. Use of proceeds: Repayment of a portion of CG&E's outstanding short-term indebtedness.

11.  Exemption claimed:  Rule 52(a).

                                 The Cincinnati Gas & Electric Company


                                  By:/s/Wendy L. Aumiller
                                     Assistant Treasurer

Dated:  October 20, 1997